Exhibit 99(a)(20)

HSBC Investor Funds

Amendment to Amended and Restated Declaration of Trust

RESOLVED, that pursuant to Section 5.12 of the Declaration of Trust of HSBC Investor Funds, a Massachusetts business trust (the “Trust”), dated April 22, 1987, as amended and restated July 1, 1987 (the “Declaration”); the HSBC Investor Climate Change Fund is no longer a series of the Trust; and further

RESOLVED, that pursuant to Section 5.12 of the Declaration of Trust of HSBC Investor Funds, a Massachusetts business trust (the “Trust”), dated April 22, 1987, as amended and restated July 1, 1987 (the “Declaration”); the names of certain of the Trust’s series are redesignated as follows:

Former Name	Redesignated Name

HSBC Investor Global Emerging Markets Local Debt Fund	HSBC Emerging Markets Local Debt Fund

HSBC Investor Global Emerging Markets Fixed Income Fund	HSBC Emerging Markets Debt Fund

; and further

RESOLVED, that pursuant to Section 5.11 of the Trust’s Declaration, the shares of beneficial interest (“the Shares”) of the Trust shall be further divided into three additional series (each a “Fund”) designated as the Risk Managed Fund, the HSBC Emerging Markets Equity Fund, and the HSBC Frontier Markets Fund; and further

RESOLVED, that each Fund shall have the following special and relative rights:

1.

Each Fund shall be authorized to invest in cash, securities, instruments and other property as from time to time described in the Trust’s then currently effective prospectus and registration statement on Form N-1A under the Securities Act of 1933 with respect to each Fund. Each Share of each Fund shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional Shares) on matters on which Shares of each Fund shall be entitled to vote, shall represent a pro rata beneficial interest in the assets allocated to each Fund and shall be entitled to receive its pro rata share of net assets of each Fund upon liquidation of each Fund, all as provided in the Declaration.

2.

Each Fund’s Shareholders shall vote separately as a class on any matter, except to the extent required by the Investment Company Act of 1940 (the “1940 Act”), or when the Trustees have determined that the matter affects only the interests of one series’ Shareholders, then only that series’ Shareholders shall be entitled to vote thereon; and any matter shall be deemed to have been effectively acted upon with respect to that series as provided in Rule 18f-2 under the 1940 Act or any successor rule and in the Declaration.

3.

The assets and liabilities of the Trust shall be allocated among each Fund and the other series of the Trust as set forth in Section 5.11 of the Declaration except that costs of the registration of each Fund and the registration and public offering of the Shares thereof shall be amortized for each Fund in accordance with applicable accounting principles.

4.

Subject to the provisions of Section 5.12 of the Declaration, the Trustees (including any successor Trustees) shall have the right at any time and from time to time to reallocate assets and expenses, to change the designation of each Fund or any other series previously, now or hereafter created, or otherwise to change the special and relative rights of each Fund or any such other series, provided that such change shall not adversely affect the rights of any Shareholder.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 14th day of June, 2011. This instrument may be executed by the Trustees on separate counterparts but shall be effective only when signed by a majority of the Trustees.

Signature

/s/ Marcia L. Beck	/s/ Susan S. Huang

Marcia L. Beck	Susan S. Huang

/s/ Alan S. Parsow	/s/ Thomas F. Robards

Alan S. Parsow	Thomas F. Robards

/s/ Michael Seely

Michael Seely